Exhibit 4.2

Series B Cumulative, Convertible
Preferred Stock Purchase Agreement Amendment

The Parties agree that the Stock Purchase Agreement between Pernix and Ernil, originally having been created on July 30, 2010, is amended as of June 30, 2011. Paragraph 6 of the Certificate of Designation (Exhibit 1) titled “Conversion” subsection A titled “General” is amended to read as follows.

(a)           General. The holder of Series B Preferred Stock can convert each share for Common Stock upon 20 days written notice to the Corporation. Each share of Series B Preferred Stock will be convertible into one share of Common Stock (the “Conversion Rate”) subject to adjustment as described in Section 6(b) below. Dividends will cease to accrue on shares of Series B Preferred Stock surrendered for conversion into Common Stock on the date such shares are surrendered.

The remaining terms and conditions of the Stock Purchase Agreement remain in full force and effect.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date through their duly authorized and empowered representatives.

Buyer:	/s/ Vanessa Cosi	Seller:	/s/ Nidal Zayed
	Vanessa Cosi		Nidal Zayed
	Director		CEO & President
	Ernil Continental, S.A., BVI		Pernix Group, Inc.